UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010 and 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-51372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 19 pages, numbered sequentially, including this cover page.

Index

Title	Page No.

Reports of Registered Independent Public Accounting Firm	1-2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 – 16

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	17

*
The supplemental schedule included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974 (“ERISA”). Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
   the Omega Flex, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

June 28, 2011
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
   the Omega Flex, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan as of December 31, 2009 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Caturano and Company, P.C.
June 25, 2010
Boston, Massachusetts

Omega Flex, Inc. 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
As of December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value:
Pooled separate accounts	$ 4,081,066	$ 3,115,322
Registered investment companies	396,917	305,044
Omega Flex Inc. stock fund	161,082	115,654
Guaranteed income account	1,324,537	1,519,329
Total investments, at fair value	5,963,602	5,055,349

Receivables:
Participant contributions	-	5,678
Employer matching contributions	3,006	980
Employer profit sharing contributions	224,055	212,464
Notes receivable from participants	261,474	215,232
Total receivables	488,535	434,354

Total assets	6,452,137	5,489,703

Liabilities
Excess contributions payable	21,620	-

Total liabilities	21,620	-

Net assets available for benefits	$ 6,430,517	$ 5,489,703

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 560,392	$ 651,731
Interest and dividend income	38,728	60,194
Total investment income	599,120	711,925

Interest income on notes receivable from participants	11,130	12,635

Contributions:
Employer contributions	293,713	270,410
Participant contributions	395,359	374,397
Rollover contributions	-	25,041
Total contributions	689,072	669,848

Total additions	1,299,322	1,394,408

Deductions from net assets attributable to:
Benefits paid directly to participants	352,452	252,032
Administrative expenses	6,056	5,190

Total deductions	358,508	257,222

Net increase in net assets available for benefits	940,814	1,137,186

Net assets available for benefits
Beginning of year	5,489,703	4,352,517
End of year	$ 6,430,517	$ 5,489,703

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

1.	Plan Description

(a)  Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries.

The following description of the Plan provides only general information.  Participants in the Plan should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account and a profit sharing account.  All employees of the Company and its domestic subsidiaries are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “Code”).

(b)	Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company.  Participants are subject to automatic enrollment if no contrary election is made.  The automatic deferral amount is 2% of participant’s eligible compensation in year one and 3% beginning in the participant’s second year of participation.  Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s compensation, on a before-tax basis, an after-tax basis, (for year 2005 only), or a combination thereof.  Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants.  If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c)  Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

Matching contributions made by the Company are equal to 25% of the first 6% of such participants’ earnings contributed to the Plan, such that there will be no matching contributions in excess of 1.5% of a participant’s compensation for the plan year.

For purposes of participant contributions and matched contributions, compensation is defined by the plan document.

(d)  Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution.  To receive Profit Sharing contributions for a given year, the participants must work at least 1,000 hours of service, as defined, during the plan year. Effective January 1, 2010 participants must be employed by the Company on the last day of the year to be eligible for the Profit Sharing contribution.

For the years ended December 31, 2010 and 2009, the Company made a contribution of 3% of each eligible participant’s compensation, to a maximum of $245,000 in both 2010 and 2009, as set by Section 415 of the Code.  For those participants who had compensation above the Social Security Wage Base, as defined ($106,800 for both 2010 and 2009),

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

an additional contribution of 3% of compensation was also made for those participants whose compensation was in excess of the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2010 and 2009, a 6% contribution on compensation between $106,800 and $245,000).

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participant contributions and rollover contributions, and compensation or losses thereon are fully vested at all times.  Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage
Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

(g) In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and compensation or losses thereon, subject to certain restrictions.  A participant can take hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the plan document.  A participant’s hardship withdrawal will preclude the participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal.  Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.  Company matching contributions (Mestek Plan) made before January 1, 2001 and participant after-tax contributions can also be withdrawn.

(h)      Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of two ways (as defined by the plan document): lump-sum distribution, or in monthly installments over the shorter 15 years or the participant’s life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability, or termination of employment, a participant (or the participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant’s vested account balance.  A participant with less than $1,000 in vested benefits may elect a rollover to another qualified plan.  If no choice is made, the Plan will automatically payout their vested distribution in a lump-sum.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

(i)      Notes Receivable from Participants

An eligible participant may borrow up to 50 percent of the value of his or her vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the excess of the Participant's highest outstanding Particpant loan balance during the 12 previous months over the newly initiated loan balance.  Loans for the purchase of a “principal residence” must be repaid in one to twenty years, at the participant’s option.  Loans for all other purposes must be repaid in one to five years, at the participant’s option.  These loans are made at the prevailing market interest rates equal to prime rate plus one percent.  In 2010 and 2009, the applicable loan rates ranged from 4.25% to 9.25%.  No more than one loan from the Plan to a participant shall be permitted at any time.  All principal and interest payments made by the participant are credited back to the participant’s account.

(j)      Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees and loan origination fees.  However, the Company has the right to charge future expenses to the Plan.

2.	Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts.  The contract is an insurance company issued general account backed group annuity contract.  There are not any specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods.  These significant estimates include the fair values of investments.  Actual results could materially differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d)	Notes Receivable from Participants

Notes receivable from participants (participant loans for Form 5500 reporting purposes) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(e)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Forfeitures

Forfeitures of terminating participants are used to pay for plan expenses or company match.  As of December 31, 2010 and 2009, there were $1,182 and $9,934, respectively, in unallocated forfeitures available to reduce Plan expenses and/or Company contributions.  For the year ended December 31, 2010, $6,894 was used to reduce the Company’s contribution and $4,173 was used to reduce Plan expenses.  For the year ended December 31, 2009, $3,058 was used to reduce the Company’s contribution and $0 was used to reduce Plan expenses.

(h)	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) staff updated the guidance in FASB ASC Topic 820, Fair Value Measurements and Disclosures. The updated guidance (i) requires separate disclosure of activity in transfers in and out of Levels 1 and 2 fair value measurements, (ii) requires disclosure of Level 3 fair value measurements activity on a gross basis, (iii) clarifies existing disaggregation requirements, (iv) and clarifies existing input and valuation technique disclosure requirements. The updated guidance was effective for periods beginning after December 15, 2009, except for the rollforward of activity in Level 3 fair value measurement disclosure requirements, which are effective for fiscal years beginning after December 15, 2010.  Retrospective adoption was not required.  The Plan adopted the aspects of the guidance that are currently effective as of January 1, 2010 and will adopt the remaining guidance on January1, 2011.  The adoption of the effective guidance had no effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits and the adoption of the remaining guidance is not expected to have any effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

In September 2010, FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 962); Reporting Loans to Participants by Defined Contribution Pension Plans (AS 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted.  This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in reclassification of participant loans totaling $215,232 from investments to notes receivable from participants as of December 31, 2009.  There was no impact to the net assets as of December 31, 2009 as a result of the adoption.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.  The Plan does not expect the amendments to have any effect on the Plan’s net assets available for benefits or its change in net assets available for benefits.

3.	Fair Value Measurements

The Plan uses FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”).  FASB ASC 820 provides a framework for measuring fair value and the disclosures about fair value measurements of assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

        • Inputs other than quoted prices that are observable for the asset or liability;

                • Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2010 and 2009.

Pooled separate accounts:
Valued under a market approach at the quoted redemption values of the participation units owned by the Plan on the last day of the Plan year based on the value of the underlying investments.  When available, quoted market prices are used to value the underlying investments held by the pooled separate accounts and consist primarily of certain cash equivalents and short-term investments and equity securities traded in an active exchange market.  For underlying investments consisting of fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities), certain equity securities, short-term investments, certain cash equivalents and over-the-counter derivatives, valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities, non-binding broker quotes (when pricing service information is not available) or through the use of valuation methodologies using observable inputs.  For underlying investments where vendor pricing is not available, internally developed valuations using one or more unobservable inputs or non-binding quotes are used to determine fair value primarily for certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, including certain asset-backed securities and securities where the pooled separate account chose to override pricing information received from third parties.

Registered investment companies:	Valued by obtaining quoted prices on nationally recognized exchanges.
Omega Flex, Inc. stock fund:
Valued under a market approach at its year-end unit closing price (comprised of the year-end market price of shares of Omega Flex, Inc. common stock owned by Omega Flex, Inc. Stock Fund plus cash invested in money market fund assets.)

Guaranteed Income Account:
Valued at contract value, which utilizes a cost approach to approximate fair value (See Note 4).  Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Equity funds	$ -	$ 2,118,843	$ -	$ 2,118,843
Fixed income funds	-	786,551	-	786,551
Target date funds	-	1,175,672	-	1,175,672
Total pooled separate accounts	$ -	$ 4,081,066	$ -	$ 4,081,066
Registered investment companies
Equity funds	$ 369,938	$ -	$ -	$ 369,938
Target date funds	26,979	-	-	26,979
Total registered investment companies	$ 396,917	$ -	$ -	$ 396,917

Omega Flex Inc. stock fund	-	161,082	-	161,082
Guaranteed income account	-	1,324,537	-	1,324,537
Total assets at fair value	$ 396,917	$ 5,566,685	$ -	$ 5,963,602

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Equity funds	$ -	$ 1,658,567	$ -	$ 1,658,567
Fixed income funds	-	501,136	-	501,136
Target date funds	-	940,594	-	940,594
Other funds	-	15,025	-	15,025
Total pooled separate accounts	$ -	$ 3,115,322	$ -	$ 3,115,322
Registered investment companies
Equity funds	$ 305,044	$ -	$ -	$ 305,044
Total registered investment companies	$ 305,044	$ -	$ -	$ 305,044
Omega Flex Inc. stock fund	-	115,654	-	115,654
Guaranteed income account	-	-	1,519,329	1,519,329
Total assets at fair value	$ 305,044	$ 3,230,976	$ 1,519,329	$ \ 5,055,349

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010 and 2009:

Guaranteed Income Account
Balance, beginning of year 2009	$ 1,432,278
Realized gains	39,476
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	47,575
Balance, end of year 2009	$ 1,519,329

Transfer to Level 2	$ (1,519,329)
Realized gains	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	-
Balance, end of year 2010	$ -

In accordance with the Plan’s accounting policy for the reporting of transfers into and out of each level to be reported as of the beginning of each period, effective January 1, 2010, the Plan transferred the guaranteed income account from a level 3 asset to a level 2 asset. The Plan believes that it will be able to redeem such investment at its NAV or equivalent in accordance with FASB ASU No 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).

4.	Investments

(a)  Investment Balances

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2010:

2010

Core Plus Bond/PIMCO Fund	$ 478,942
Goldman Sachs Structured Large Cap Growth A Fund	369,938
Guaranteed Income Fund	1,324,537
Large Cap Value/AJO Fund	455,719
Retirement Goal 2030 Fund	421,579
Retirement Goal 2040 Fund	388,697
Large Cap Blend/Victory Fund	372,323
Small Cap Value/Kennedy Capital Fund	358,067

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2009:

2009

Core Plus Bond/PIMCO Fund	$ 391,549
Goldman Sachs Structured Large Cap Growth A Fund	305,044
Guaranteed Income Fund	1,519,329
Large Cap Value/AJO Fund	351,604
Retirement Goal 2030 Fund	330,208
Retirement Goal 2040 Fund	282,014
Large Cap Blend/Victory Fund	294,554

(b)  Net Appreciation (Depreciation) in Fair Value of Investments

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in fair values as follows:

	2010	2009
Quoted prices in an active market:
Registered investment companies	$ 37,918	$ 70,091

Assets valued based upon Estimated Fair Value:
Omega Flex, Inc. Stock Fund	27,201	(47,263)
Pooled separate accounts	495,273	628,903
Subtotal	522,474	581,640

Total	$ 560,392	$ 651,731

(c)  Guaranteed Investment Contract

Prudential Contract

The Plan participates in the Prudential Guaranteed Income Fund (GIF), which by definition is considered to be a guaranteed investment contract, or GIC.  The contract is an insurance company issued general account backed group annuity contract.  There are not any specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.  In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms.  This could potentially result in the GIF not being fully benefit-responsive in certain instances.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to guaranteed investment contract.  Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum credit rate under the contract is 1.50%.  The average earnings yield and average credit rate for 2010 were both 2.30%.  The average earnings yield and average credit rate yield for 2009 were both 2.30%.

For the period presented, the average earnings yield is calculated by dividing the earnings to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credit to the participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustments will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Key factors that could influence future average interest crediting rate include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the underlying contract; or default or credit failure of any of the investment contracts, or other investments held in the Plan.

(d)  Pooled separate accounts

The Plan has investments in various pooled separate accounts which invest in equity, fixed income, and target date funds.  The objective of those investment vehicles invested in equity investments is to approximate the risk and return characterized by various indexes; to seek long term capital appreciation; provide diversified exposure representative of various segments of the U.S. or foreign equity market; and/or to seek income. The objectives of the investment vehicles invested in fixed income is to provide investment results that approximate the overall performance of certain bond indices and/or to provide a predictable rate of return while preserving the safety of capital and minimizing market risk. The objective of the investment vehicles invested in target date funds is to provide various levels of asset allocations which become more conservative over time so participants can stay with the same fund before and after selected retirement dates. These investment vehicles are generally redeemable at net asset value under agreements with the underlying investment vehicles. However, it is possible that these redemption rights may be restricted by these investment vehicles in the future in accordance with underlying agreements.

Due to the nature of the investments held by the investment vehicles, changes in market conditions and the economic environment may significantly impact the net asset value of the investment vehicles, and consequently, the fair value of the Plan’s interest in the investment vehicles. Furthermore changes in the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the investment vehicles.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

5.	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time.  In addition to a number of funds offered by the plan trustee, participants may elect to invest some of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc.

6.	Related Party Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock.  The Plan also permits participant loans.  In addition, the Plan invests in pooled separate accounts and a Guaranteed Income Fund managed by Prudential Retirement Insurance and Annuity Company (“Prudential”), an affiliate of Prudential Bank & Trust, FSB.  Prudential is the custodian and record-keeper of the Plan.  Prudential Bank & Trust, FSB is the trustee of the Plan.  These transactions qualify as party-in-interest transactions.

7.	Fund Management

Under the terms of a trust agreement the Plan assets are held and managed by Prudential Bank & Trust, FSB (“PBT”, or the “Trustee”).  PBT has full discretionary power over investments options in the Plan subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of ERISA.  The Plan Administrator, as defined in the plan document, has full authority to control and manage the operation and administration of the Plan.

8.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely.  However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA.  In the event of a plan termination, participants would become fully vested in the balance of their accounts and the plan assets would be distributed in accordance with the terms of the Plan.

9.	Tax Status of the Plan

The Internal Revenue Service issued an advisory letter on March 31, 2008, which stated that the Volume Submitter Plan document adopted by Transamerica qualifies under the provisions of Section 401(a) of the Code and therefore, is exempt from federal income taxes under provisions of Section 501(a) of the Code.  The Plan and its related Trust have adopted this Volume Submitter Plan.  The Plan has been amended since receiving the advisory letter, however the Company and Plan Administrator believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and ERISA.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Omega Flex, Inc. 401(k) Profit Sharing Plan
Notes to the Financial Statements
As of and For the Years Ended December 31, 2010 and 2009

10.	Plan Amendments

As disclosed in Note 1, during 2010, the Plan was amended and restated to incorporate previous amendments; to comply with statutory and regulatory requirements; and to make certain administrative changes to the Plan.

11.	Excess Contributions Payable

Contributions received from participants for 2010 are net of payments of $21,620 made in March 2011 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  These amounts are also included in the Plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2010.

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

	2010	2009
Net assets available for plan benefits per the financial statements	$ 6,430,517	$ 5,489,703
Total employee and employer contributions receivable	(227,061)	(219,122)
Total excess contributions payable	21,620	-
Differences in:
Investments	261,474	215,232
Notes receivable from participants	(261,474)	(215,232)
Net assets available for plan benefit per Form 5500	$ 6,225,076	$ 5,270,581

The following is a reconciliation of net increase per the financial statements to the Form 5500 for the years ended December 31:

	2010	2009
Net increase per the financial statements	$ 940,814	$ 1,137,186
Change in total employee and employer contributions receivable	(7,939)	10,744
Changes in total excess contributions payable	21,620	-
Net increase per Form 5500	$ 954.495	$ 1,147,930

Omega Flex, Inc. 401(k) Profit Sharing Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2010

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Pooled separate accounts:
*	Prudential	Core Plus Bond/PIMCO Fund	$ 478,942
*	Prudential	Small Cap Value/Kennedy Capital Fund	358,067
*	Prudential	Small Cap Growth/Essex Fund	234,799
*	Prudential	Mid Cap Growth/Time Square Fund	219,641
*	Prudential	Mid Cap Value/CRM Fund	198,733
*	Prudential	Large Cap Value/AJO Fund	455,719
*	Prudential	International Blend/AQR	279,561
*	Prudential	Large Cap Blend/Victory Fund	372,323
*	Prudential	Retirement Goal 2030 Fund	421,579
*	Prudential	Hi Yield Bond/Caywood-Scholl Fund	307,609
*	Prudential	Retirement Goal 2020 Fund	108,491
*	Prudential	Retirement Goal 2050 Fund	117,074
*	Prudential	Retirement Goal 2040 Fund	388,697
*	Prudential	Retirement Goal 2010 Fund	123,128
*	Prudential	Retirement Goal Income Fund	16,703
			4,081,066
	Registered investment companies:
*	Prudential	Sun America Water 2020 Fund	23,756
*	Prudential	Sun America Water 2015 Fund	3,223
	Goldman Sachs	Structured Large Cap Growth A Fund	369,938
			396,917
	Group annuity contract
*	Prudential	Guaranteed Income Fund	1,324,537

	Separate account
*	Omega Flex, Inc. Stock Fund	Company stock separate account	161,082

*	Participant loans	Interest rates from 4.25% to 9.25% with maturities through December 2015	261,474

			$ 6,225,076

* Represents a party-in-interest to the Plan.

“Cost” is not required for pooled separate accounts, registered investment companies, group annuity contract or separate account (stock fund) as these investments are participant-directed.  The cost value for participant loans is $0.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

By: /s/ Geri Glazer
Geri Glazer Plan Administrator
June 28, 2011